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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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Date of Report: November 25, 2011

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX PUBLICLY TRADED STOCK CORPORATION WITH VARIABLE CAPITAL
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
            Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
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Contents

On November 25, 2011, CEMEX, S.A.B. de C.V. ("CEMEX") informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that on November 16, 2011, Mexican tax authorities notified Centro Distribuidor de Cemento, S.A. de C.V. and Mexcement Holdings, S.A. de C.V., both subsidiaries of CEMEX (together, the "Subsidiaries"), of tax assessments in the amount of Ps1,250,907,261 (approximately U.S.$88.15 million as of November 24, 2011 based on an exchange rate of Ps14.19 to U.S.$1.00) and Ps758,520,645 (approximately U.S.$53.45 million as of November 24, 2011 based on an exchange rate of Ps14.19 to U.S.$1.00), respectively.  Both amounts were updated by the Mexican tax authorities as of November 3, 2011.

These tax assessments are related to the Mexican corporate income tax in connection with direct or indirect investments made by the Subsidiaries during 2004 in entities incorporated in foreign countries whose income tax liability in those countries is less than 75% of the income tax that would be payable in Mexico.  Therefore, the Subsidiaries are required to pay taxes in Mexico on passive income obtained by such foreign entities, subject to certain exceptions.

The Subsidiaries will challenge these assessments before the corresponding tax courts within 45 business days after being notified. At this stage, CEMEX is not able to assess the likelihood of an adverse result.  However, if adversely resolved after all available recourses are exhausted, these tax assessments could have an adverse effect on CEMEX's cash flow, financial condition and net income.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	November 25, 2011	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller